PINNACLE INVESTMENTS, LLC

SYRACUSE, NEW YORK

FINANCIAL STATEMENT

DECEMBER 31, 2025

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number : 3235-0123
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PUBLIC

SEC FILE NUMBER
8- 67515

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PINNACLE INVESTMENTS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5845 WIDEWATERS PKWY SUITE 300
(No. and Street)

E. SYRACUSE	**NEW YORK**	**13057**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENJAMIN R. QUILTY, CEO	**(315) 251-1101**	**Bquilty@Pinnacle-LLC.com**
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BONADIO & CO., LLP
(Name - if individual, state last, first, and middle name)

432 N. FRANKLIN STREET	**SYRACUSE**	**NY**	**13204**
(Address)	(City)	(State)	(Zip Code)

5-Oct-04	**1884**
(Date of Registration with PCAOB, if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin R. Quilty, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pinnacle Investments, LLC**, as of **December 31, 2025**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___N/A___

_____
Signature

_____
CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Statement of Financial Condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other _____

*_**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._



Bonadio & Co., LLP
Accounting, Consulting & More

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 27, 2026

To the Board of Directors and Member of
Pinnacle Investments, LLC:

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Pinnacle Investments, LLC (the “Company”) as of December 31, 2025, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023.

Bonadio & Co., LLP

432 North Franklin Street, #60
Syracuse, NY 13204
p (315) 476-4004
f (315) 254-2384

www.bonadio.com

PINNACLE INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

Assets

Assets:

Cash and cash equivalents (Note 2)	$ 3,148,313
Cash deposited with clearing organization (Note 3)	100,000
Marketable securities, at fair value (Notes 2 and 4)	874
Receivables from broker-dealers, net (Note 2 and 5)	464,002
Prepaid expenses (Note 2)	133,838
Advances to brokers (Note 10)	63,333
Office equipment, net (Note 11)	1,943
Total assets	$ 3,912,303

Liabilities and Member's Equity

Liabilities:

Deferred incentives (Note 7)	$ 1,916,667
Deferred revenue (Note 8)	785,638
Accrued expenses and other liabilities (Note 2)	1,092,483
Total liabilities	3,794,788
Member's equity:	117,515
Total liabilities and member's equity	$ 3,912,303

The accompanying notes are an integral part of this financial statement.

Note 1- Organization and Nature of Business

Pinnacle Investments, LLC (the "Company") is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a New York registered Limited Liability Company, and is a wholly-owned subsidiary of Pinnacle Holding Company, LLC (the "Parent Company"). The Company is an introducing broker-dealer primarily engaged in the trading and brokerage of investment company shares, equity securities, bonds, insurance, other investment products and investment advisory services in the Central New York area. The Company uses primarily Wells Fargo Clearing Services ("Wells Fargo"), and Schwab Advisory Services ("Schwab"), to carry customer accounts and clear transactions. The Company's relationship with Schwab began in 2021 and is only used for advisory business, while the Company's relationship with Wells Fargo began in 2014, and is used for advisory and brokerage business. As an introducing broker-dealer, the Company does not have rights to customer account balances and customer account balances are not included on the accompanying Statement of Financial Condition.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are posted on a settlement date basis with related commission income and expenses accrued and reported on a trade date basis.

Investment Advisory and Administrative Service Fees - The Company provides investment advisory and administrative services to customers on a daily basis. The performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Investment advisory and administrative service fees are paid by customers quarterly in advance and are recognized as earned on a pro rata basis over the three month period (See Note 7).

Commission Income - The Company buys and sells financial instruments on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The performance obligation is satisfied at a point-in-time on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Other Revenue – Other revenue is comprised primarily of interest income on cash and cash equivalents and clearing charges.

PINNACLE INVESTMENTS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Marketable Securities - Marketable securities in the Company's investment account are valued under fair value pricing as those terms are described for financial statement purposes. All securities' valuations are from quoted market prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established as described in Note 4 in more detail. For tax reporting purposes within the Parent Company return, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Marketable securities are exposed to various risks such as interest rates, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the statement of financial condition.

Concentration of credit risk - The majority of the Company's income is derived from commissions earned from sales of products from a variety of investment companies. Outstanding receivables from these investment companies are unsecured.

The Company maintains cash in bank accounts at various financial institutions. Amounts held in these accounts may exceed the amounts insured by the Federal Deposit Insurance Company ("FDIC") of $250,000. Amounts in excess of FDIC insurance are subject to normal credit risk.

Cash and cash equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Receivables from Broker-Dealers - The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Wells Fargo and Schwab extend credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with each clearing firm. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and the internal margin requirements of each clearing firm.

When a transaction is carried out on a cash basis with a clearing firm, the Company is responsible for the failure of a customer to deliver securities sold or make payments for securities purchased. The Company collects information when an account is opened that it deems sufficient to show that a customer can satisfy its obligations.

Allowance for Credit Losses - As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance by these customers and Wells Fargo and Schwab in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party fails to perform its obligations under contractual terms and collateral held, if any, was deemed insufficient.

The Company recognizes an expected allowance for credit losses that is updated to reflect any changes in credit risk since a receivable is initially recorded. This estimate is calculated on a pooled basis where similar risk characteristics exist and evaluated individually when specific receivable balances no longer share those risk characteristics and are considered at risk or uncollectible.

The estimated allowance for credit losses is based on historical, current, and expected future conditions. The historical component is derived from a review of the Company's historical losses based on the aging of receivables. Based on management's review of outstanding account balances, no allowance for credit losses was deemed necessary at December 31, 2025 or 2024 and no provision for credit losses was recorded during 2025.

Prepaid Expense - Prepaid expenses include amounts paid to vendors in advance of services performed. Amounts are expensed into earnings as incurred.

Accrued Expenses and Other Liabilities - Accrued expenses and other liabilities is comprised primarily of commissions payable, accrued payroll, and accounts payable to vendors.

Income taxes - The Company is a single member limited liability company and is considered a disregarded entity for federal and state income tax purposes as it files a consolidated return with Pinnacle Holding Company, LLC. Under these elections, the income is generally taxed directly to the member. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the period covered in this report.

New York State enacted an elective Pass-Through Entity Tax (the "PTET") in 2021, which became effective for tax years beginning on or after January 1, 2021. The PTET is an entity level tax that is assessed on the New York State apportionable income attributable to nonresident members of the Parent Company and the entire amount of income attributable to New York resident members of the Parent Company. The tax is computed based on the aggregated eligible taxable income and will be credited to the members of the Parent Company based on their proportionate share of eligible income. The Company has made the PTET income tax election for 2025 and, as such, is required to satisfy PTET payments on behalf of the members of the Parent Company. In 2025, estimated PTET distributions on behalf of the members of the Parent Company were approximately $167,000.

Advertising Costs - The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2025 were $123,575.

Use of estimates - The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting - The Company is engaged in a single line of business as an introducing broker and generates revenue from clearing fees earned for executing trades for clients of an affiliate. The Company's Chief Operating Decision Maker (CODM) is its CEO, who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operating decisions while maintaining capital adequacy, such as distributing profits or reinvesting into the business. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3 - Cash Deposited with Clearing Organization

The Company is required and maintains an escrow deposit account with Wells Fargo in the amount of $100,000. If the agreement between the Company and Wells Fargo is terminated for any reason, Wells Fargo may deduct from the escrow account any amounts the Company owes due to failure to meet any of its obligations and offset customer losses under the agreement.

Note 4 - Fair Value Measurements

GAAP, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

-Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access;

-Level 2 Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly;

-Level 3 Inputs are unobservable inputs for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cost and fair value of marketable securities consisted of the following as of December 31, 2025:

	Cost	Gross Unrealized Loss	Level 1 Fair Value
Mutual funds, bonds, and equity securities	$ 1,905	$ (1,031)	$ 874

Marketable securities are recorded at fair value. Cost is determined on the first-in, first-out basis when calculating realized gains and losses of marketable securities.

Note 5 – Receivables From Broker-Dealers

The opening balance of receivables from broker-dealers, net was $280,831 on December 31, 2024, and ended the year at $464,002 on December 31, 2025.

Note 6 - Contingencies

Litigation - During the normal course of business, the Company may be involved in various claims and lawsuits. Management believes that there is no pending or threatened litigation that would result in a material adverse effect on the Company's financial statements or the results of its operations.

Other - The Company has a termination fee associated with the clearing agreement with Wells Fargo and in accordance with ASC 450, *Contingencies*, management determined that there is no accrual requirement for any such fees at December 31, 2025.

Note 7 - Incentive Payment

In 2024, the Company entered into a clearing agreement with Wells Fargo. As part of the agreement, the Company received a one-time incentive payment of $2,500,000. This amount has been recorded as deferred incentive on the accompanying statement of financial condition and is being amortized on a straight-line basis over the 5-year term of the agreement. Amortization of the deferred incentives related to this agreement for the year ended December 31, 2025 was $500,000. The opening balance of the amount deferred related to this agreement was $2,416,667 on December 31, 2024.

Note 8 - Deferred Revenue

The Company also receives in advance customer payments related to Investment Advisory and Administrative Service Fees monthly for a three month period. Revenues from these sources are deferred and recognized as revenue daily as performance obligations are met over the respective three month period. The opening balance of the amount deferred was $635,927 on December 31, 2024.

Note 9 - Retirement Plan

The Company has a defined contribution profit sharing plan (the "Plan") which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees. The Plan requires employees to complete one year of service and attain the age of 21. Under the provisions of the Plan, each participant may contribute up to the maximum amount allowed under Section 401(k) of the Internal Revenue Code. The employer matching is discretionary under the 401(k) provision and determined annually by the Board of Directors. In addition, the Company can make additional contributions to the profit-sharing trust fund annually at the discretion of the Board of Directors. The Board of Directors elected to make no profit-sharing contribution for the year ended December 31, 2025. Company matching contributions for 2025 were $555,238.

Note 10 - Related Party Transactions

For the year ended December 31, 2025, the Company paid $540,000 in management fees, and $879,600 in occupancy and other shared administrative expenses to the Parent Company.

For the year ended December 31, 2025, the Company received $37,211 in commissions and paid $52,454 for payroll and human resources administration fees to Pinnacle Employee Services LLC, a party related through common ownership.

At December 31, 2025, the Company advanced $63,333 to registered brokers of the Company in advance of commissions earned.

Note 11 – Office Equipment

Office equipment, net consisted of the following at December 31, 2025:

Furniture & Fixtures	$ 1,026
Office Equipment	22,050
Computer Equipment	2,750
	25,826
Less accumulated depreciation	(23,883)
	$ 1,943

Depreciation expense was $1,982 for the year ended December 31, 2025.

Note 12 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (The "Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its objective being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2025, the Company's aggregate indebtedness and net capital were $1,878,042 and $1,578,886, respectively, and net capital exceeds its minimum capital requirement of $125,203 by $1,453,683.

Note 13 - Subsequent Events

Management has evaluated subsequent events through February 27, 2026, the date which these financial statements were available to be issued. There have been no subsequent events that would require disclosure or adjustment to the financial statements.